CUSIP No. 87876P102	13G	Page 1 of 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Tecogen Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

87876P102
(CUSIP Number)

May 16, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

___________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87876P102	13G	Page 2 of 4

1	NAME OF REPORTING PERSON Dr. George N. Hatsopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,812,468
	6	SHARED VOTING POWER 931,917
	7	SOLE DISPOSITIVE POWER 1,812,468
	8	SHARED DISPOSITIVE POWER 931,917
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,385
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.06%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 87876P102	13G	Page 3 of 4

Item 1(a). Name of Issuer:
Tecogen Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
45 First Avenue, Waltham, MA 02451
Item 2(a). Name of Person Filing:
Dr. George N. Hatsopoulos
Item 2(b). Address of Principal Business Office or, if None, Residence:
233 Tower Rd., Lincoln, MA 01773
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2(e). CUSIP Number:
87876P102
Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).
Not applicable.
Item 4. Ownership.

(a)
Amount beneficially owned: 2,744,385 shares of Tecogen Inc common stock, par value $0.001 per share (“TGEN Common Stock”). Includes: (1) 1,812,468 shares of Common Stock held directly by Dr. George N. Hatsopoulos; (2) 154,760 shares of Common Stock held by Dr. George N. Hatsopoulos and Daphne Hatsopoulos, Dr. George N. Hatsopoulos' wife, as joint tenants; (3) 320,179 shares of Common Stock held in The Hatsopoulos 1994 Family Trust for the Benefit of Nicholas Hatsopoulos, where Ms. Hatsopoulos and Joseph Comeau are the trustees; and (4) 456,978 shares of Common Stock held in the The Hatsopoulos 1994 Family Trust for the Benefit of Marina Hatsopoulos, where Ms. Hatsopoulos and Michael Bass are trustees.

(b)
Percent of class: 11.06% (based on 24,810,646 shares of TGEN Common Stock outstanding as of April 20, 2018, as reported by the Company on its definitive proxy statement filed with the SEC on April 20, 2018).

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            1,812,468
(ii)    Shared power to vote or direct the vote:            931,917
(iii)    Sole power to dispose or to direct the disposition of:        1,812,468
(iv)    Shared power to dispose or to direct the disposition of:    931,917

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CUSIP No. 87876P102	13G	Page 4 of 4

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certification.
Not applicable.

CUSIP No. 87876P102	13G	Page 5 of 4

1	NAME OF REPORTING PERSON Daphne Hatsopoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE DISPOSITIVE POWER 0
	6	SHARED DISPOSITIVE POWER 931,917
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 931,917
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,917[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.76%[1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1Amount overlaps with Dr. George Hatsopoulos' Common Stock ownership. It includes: (1) 154,760 shares of Common Stock held by Dr. George N. Hatsopoulos and Daphne Hatsopoulos as joint tenants; (2) 320,179 shares of Common Stock held in The Hatsopoulos 1994 Family Trust for the Benefit of Nicholas Hatsopoulos, where Dr. Hatsopoulos is the settlor of the trust and has the ability to remove trustees; and (3) 456,978 shares of Common Stock held in the The Hatsopoulos 1994 Family Trust for the Benefit of Marina Hatsopoulos, where Dr. Hatsopoulos is the settlor of the trust and has the ability to remove trustees.

CUSIP No. 87876P102	13G	Page 6 of 4

Item 1(a). Name of Issuer:
Tecogen Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
45 First Avenue, Waltham, MA 02451
Item 2(a). Name of Person Filing:
Daphne Hatsopoulos
Item 2(b). Address of Principal Business Office or, if None, Residence:
233 Tower Rd., Lincoln, MA 01773
Item 2(c). Citizenship:
United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $.001 per share
Item 2(e). CUSIP Number:
87876P102
Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).
Not applicable.
Item 4. Ownership.

(a)
Amount beneficially owned: 931,917 shares of Tecogen Inc common stock, par value $0.001 per share (“TGEN Common Stock”). Includes: (1) 154,760 shares of Common Stock held by Dr. George N. Hatsopoulos and Daphne Hatsopoulos as joint tenants; (2) 320,179 shares of Common Stock held in The Hatsopoulos 1994 Family Trust for the Benefit of Nicholas Hatsopoulos, where Ms. Hatsopoulos and Joseph Comeau are the trustees; and (3) 456,978 shares of Common Stock held in the The Hatsopoulos 1994 Family Trust for the Benefit of Marina Hatsopoulos, where Ms. Hatsopoulos and Michael Bass are trustees.

(b)
Percent of class: 3.76% (based on 24,810,646 shares of TGEN Common Stock outstanding as of April 20, 2018, as reported by the Company on its definitive proxy statement filed with the SEC on April 20, 2018).

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            0
(ii)    Shared power to vote or direct the vote:            931,917
(iii)    Sole power to dispose or to direct the disposition of:        0
(iv)    Shared power to dispose or to direct the disposition of:    931,917

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

CUSIP No. 87876P102	13G	Page 7 of 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

\s\ George N. Hatsopoulos
George N. Hatsopoulos

/s/ Daphne Hatsopoulos
Daphne Hatsopoulos

Date: May 16, 2018

Exhibit A: Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Tecogen Inc., dated as of May 16, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

\s\ George N. Hatsopoulos
George N. Hatsopoulos

/s/ Daphne Hatsopoulos
Daphne Hatsopoulos
Date: May 16, 2018